Rice Acquisition Corp. II
102 East Main Street, Second Story
Carnegie, Pennsylvania 15106

May 21, 2021

VIA EDGAR

Attention:	Howard Efron
Robert Telewicz
Christopher Dunham
James Lopez

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re:	Rice Acquisition Corp. II Amendment No. 1 to Registration Statement on Form S-1 Filed May 6, 2021 File No. 333-254080

Ladies and Gentlemen:

This letter sets forth the response of Rice Acquisition Corp. II (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated May 17, 2021, with respect to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Form S-1 Filed May 6, 2021

Summary, Our Structure, page 10

1.                  Staff’s comment:

We note your response to comment 4. Please revise your disclosure to explain how your "Up-C structure does not result in interests and economic benefits of the public investors and initial shareholders differing," given the possibility that your "initial shareholders may receive different tax treatment than [y]our public investors," as well as your existing disclosure that your "Opco Units are entitled to different economics as compared to the public shares." Please make corresponding revisions when describing your founder units on pages 17 and 137, and disclose whether or not you may enter into a tax receivable agreement where you share tax benefits resulting from the Up-C structure. Please further disclose on page 130, if true, that "the right to exchange Class A Units of Opco for cash or Class A ordinary shares does not result in an economic benefit that reduces the value of the Company to other investors."

   Response:

In response to the Staff’s comment, we have revised the disclosure on pages 11, 20, 132 and 139 of the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Lanchi Huynh of Kirkland & Ellis LLP at (214) 972-1673 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

RICE ACQUISITION CORP. II

By:	/s/ Daniel Joseph Rice, IV
Name: Title:	Daniel Joseph Rice, IV Chief Executive Officer